Exhibit 99.3

CLASS A UNIT PURCHASE AGREEMENT

by and among

GLASS HOUSE RETAIL, LLC,

a California limited liability company

— and —

NSJB INVESTMENTS LLC,

a California limited liability company

— and —

GLASS HOUSE BRANDS INC.,

a British Columbia corporation

Dated as of June 12, 2026

CLASS A UNIT PURCHASE AGREEMENT

This Class A Unit Purchase Agreement (this "Agreement") is entered into as of June 12, 2026 (the "Effective Date"), by and among Glass House Retail, LLC, a California limited liability company (the "Company"), NSJB Investments LLC, a California limited liability company (the "Investor"), and Glass House Brands Inc., a British Columbia corporation ("Parent").

RECITALS

WHEREAS, Parent, through its indirect wholly-owned subsidiary GHB Usub, LLC ("Holdings"), currently holds one hundred percent (100%) of the membership interests of the Company, which in turn holds the adult-use and medical cannabis retail business of Parent in the State of California;

WHEREAS, Parent desires to deconsolidate the financial results of the Company from Parent's consolidated financial statements for U.S. GAAP purposes (the "Deconsolidation Transaction") in order to segregate the Company's cannabis retail operations from Parent's cultivation and other operations and to apply to list Parent's shares on the New York Stock Exchange (the "NYSE");

WHEREAS, to effect the Deconsolidation Transaction, the parties intend that: (i) the Company shall amend and restate its operating agreement to establish a three-class unit structure consisting of Class A Units, Class B Units (issuable upon conversion of Exchangeable Units), and Exchangeable Units; (ii) the Investor shall acquire one hundred (100) Class A Units of the Company, representing all of the outstanding voting and a ten percent (10%) economic interest, in exchange for the Investment Amount (as defined below); and (iii) Holdings shall retain nine hundred (900) Exchangeable Units representing a ninety percent (90%) economic interest (non-voting until conversion); and

WHEREAS, concurrently herewith, the parties are entering into (i) that certain Second Amended and Restated Limited Liability Company Agreement of the Company (the "LLC Agreement"), and (ii) that certain Protection Agreement by and among Parent, Holdings, and the Company (the "Protection Agreement").

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Defined Terms.

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the LLC Agreement. The following terms have the meanings set forth below:

"Affiliate" has the meaning set forth in the LLC Agreement.

"Business Day" means any day other than a Saturday, Sunday, or federal holiday in the United States.

"Call Right" has the meaning set forth in Section 3.01.

"Class A Units" has the meaning set forth in the LLC Agreement.

"Closing" has the meaning set forth in Section 2.03.

"Closing Date" has the meaning set forth in Section 2.03.

"DCC" means the California Department of Cannabis Control, or any successor agency.

"Encumbrance" means any lien, pledge, mortgage, deed of trust, security interest, charge, claim, encumbrance, or restriction of any kind.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Fair Market Value" means the fair market value of the Class A Units as determined by a nationally recognized independent appraisal firm selected by mutual agreement of the Company and the Investor (or, if the parties cannot agree within ten (10) Business Days, by a firm selected by the American Arbitration Association), whose determination shall be final and binding on the parties, or determined by mutual agreement of the parties, each acting reasonably. All costs of such appraisal shall be borne equally by the Company and the Investor.

"Holdings" means GHB Usub, LLC, a Delaware limited liability company.

"Investment Amount" has the meaning set forth in Section 2.01.

"LLC Agreement" has the meaning set forth in the recitals.

"Permitted Transfer" has the meaning set forth in the LLC Agreement.

"Protection Agreement" has the meaning set forth in the recitals.

"Put Right" has the meaning set forth in Section 3.02.

"Repurchase/Put Price" means the Fair Market Value of the Class A Units at the time of exercise of the Call Right or Put Right, as applicable, with no discount for minority interest or lack of marketability.

"Triggering Event Date" has the meaning set forth in the LLC Agreement.

ARTICLE II

PURCHASE AND SALE OF CLASS A UNITS

Section 2.01 Purchase and Sale.

Subject to the terms and conditions of this Agreement, at the Closing, the Company shall issue and sell to the Investor, and the Investor shall purchase from the Company, one hundred (100) Class A Units (the "Purchased Units") for an aggregate purchase price of $2,500,000 (the "Investment Amount"), which the parties agree represents the fair market value of a ten percent (10%) interest in the Company as of the Closing Date. The Investor shall issue a promissory note (the “Purchase Note”) to the Company, dated as of the Closing Date and in the form agreed to between the Company and the Investor, in the original principal amount of the Investment Amount.

Section 2.02 Regulatory Conditions.

The obligations of the parties to consummate the Closing are conditioned upon, among other things, the receipt of all required approvals from the DCC and each applicable local licensing authority with jurisdiction over any Cannabis License held by the Company or any Subsidiary (collectively, the "Regulatory Approvals"). The parties shall cooperate in good faith and use commercially reasonable efforts to obtain all Regulatory Approvals as promptly as practicable. The Investor shall, at its sole cost and expense, (i) submit to all required background investigations, (ii) provide all required financial disclosures, and (iii) comply with all applicable Cannabis Laws in connection with the Investor's acquisition of the Class A Units.

Section 2.03 Closing.

The closing of the purchase and sale of the Purchased Units (the "Closing") shall take place on the date (the "Closing Date") that is no later than three (3) Business Days following the satisfaction or waiver of all conditions set forth in Article VII of this Agreement (other than conditions that by their nature are to be satisfied at the Closing), or such other date as the parties may mutually agree. At the Closing:

(a)  the Investor shall issue to the Company the Purchase Note;

(b)  the Company shall update its Unit register to reflect the issuance of the Purchased Units to the Investor;

(c)  the parties shall execute and deliver the LLC Agreement, the Protection Agreement, and the Consulting Services Agreement;

(d)  the Investor shall deliver to the Company evidence of all Regulatory Approvals obtained as of the Closing Date;

(e)	the Investor shall deliver to the Company a completed and executed accredited investor questionnaire; and

(f)  the Company and Parent shall each deliver such certificates, resolutions, and other documents as are customary for a transaction of this type.

ARTICLE III

CALL RIGHT; PUT RIGHT

Section 3.01 Call Right.

(a) Grant. Following the Triggering Event Date, the Company (or, at the Company's election, Holdings or its designee) shall have the right, but not the obligation, to purchase all (and not less than all) of the Class A Units held by the Investor at the Repurchase/Put Price (the "Call Right") by delivering written notice to the Investor (a "Call Notice").

(b) Closing. The closing of a Call Right exercise shall occur no later than thirty (30) days following delivery of the Call Notice (or such longer period as may be necessary to obtain required Regulatory Approvals, as determined in the Company’s sole discretion). At such closing, the Company (or its designee) shall pay the Repurchase/Put Price to the Investor in cash by wire transfer, or, if Investor does not provide wire transfer instructions, by check to the address of the Investor on file with the Company. The Company shall offset any amounts owed under the Purchase Note, including all accrued interest, when paying the Repurchase/Put Price. At such closing, the Class A Units shall Transfer to the Company (or its designee), free and clear of all Encumbrances, automatically and with no further action needed by Investor. Investor shall provide to the Company any documents or materials reasonably requested by the Company as part of the exercise of the Call Right.

(c) Regulatory Approvals. Any exercise of the Call Right is subject to receipt of all required Regulatory Approvals. The Company shall use commercially reasonable efforts to obtain such approvals as promptly as practicable following delivery of a Call Notice.

Section 3.02 Put Right.

(a) Grant. Following the Triggering Event Date, the Investor shall have the right, but not the obligation, to require the Company (or, at Parent's election, Holdings or its designee) to purchase all (and not less than all) of the Class A Units held by the Investor at the Repurchase/Put Price (the "Put Right") by delivering written notice to the Company and Parent (a "Put Notice").

(b) Closing. The closing of a Put Right exercise shall occur no later than thirty (30) days following delivery of the Put Notice (or such longer period as may be necessary to obtain required Regulatory Approvals). At such closing, the Company (or its designee) shall pay the Repurchase/Put Price to the Investor in cash by wire transfer, and the Investor shall Transfer all Class A Units to the Company (or its designee) free and clear of all Encumbrances.

(c) Regulatory Approvals. Any exercise of the Put Right is subject to receipt of all required Regulatory Approvals. The Company and Holdings shall cooperate and use commercially reasonable efforts to obtain such approvals as promptly as practicable.

Section 3.03 Repurchase/Put Note.

Notwithstanding the payment provisions in Section 3.01 or Section 3.02 above, the Company or its designee shall have the option to pay for any exercise of a Call Right or Put Right by issuing to the Investor a promissory note in the initial principal amount of the Repurchase/Put Price (the “Repurchase/Put Note”). The Repurchase/Put Note shall be payable over a five (5) year period and shall bear interest at the same rate as set forth in the Purchase Note, and shall otherwise have terms substantially similar as the Purchase Note or as otherwise agreed to by the parties, acting reasonably.

ARTICLE IV

BOARD NOMINATION RIGHTS

Section 4.01 Board Nomination.

For so long as the Investor holds more than fifty percent (50%) of the outstanding Class A Units, the Investor shall be entitled to designate two (2) Managers to the Board pursuant to and in accordance with the LLC Agreement. The Investor's initial Manager designees are Jared Beilke and Nicholas Sarris. The Investor may remove and replace its designated Managers at any time by written notice to the Company. Upon any decrease in the Investor's ownership of Class A Units to fifty percent (50%) or less, the Investor's right to designate two (2) Managers shall automatically be reduced to one (1) Manager.

Section 4.02 Cooperation.

Parent and the Company shall take all actions necessary or appropriate to give effect to the Investor's board nomination rights set forth herein, including causing Holdings to vote its Voting Units in favor of the Investor's designees and promptly updating the Company's Unit register and organizational records.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

Section 5.01 Representations and Warranties of the Company and Parent.

Each of the Company and Parent hereby represents and warrants to the Investor, as of the Closing Date, as follows:

(a)  Organization. The Company is duly organized and validly existing under the laws of the State of California. Parent is duly organized and validly existing under the laws of British Columbia. Each has all requisite power and authority to execute, deliver, and perform its obligations under this Agreement.

(b)  Authorization. The execution, delivery, and performance of this Agreement by the Company and Parent have been duly authorized by all necessary action. This Agreement constitutes the legal, valid, and binding obligation of the Company and Parent, enforceable against each in accordance with its terms, subject to applicable bankruptcy, insolvency, and equitable principles.

(c)  Valid Issuance. The Purchased Units, when issued and delivered at the Closing in accordance with this Agreement, will be duly authorized, validly issued, fully paid, and non-assessable, free and clear of all Encumbrances (other than restrictions set forth in the LLC Agreement).

(d)  No Conflicts. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby do not violate any law, regulation, order, or material contract applicable to the Company or Parent.

(e)  Cannabis Licenses. As of the Closing Date, the Company and its Subsidiaries hold all Cannabis Licenses necessary to conduct the Company's business as currently conducted, and all such licenses are in full force and effect.

(f)  Capitalization. As of the Closing Date, immediately following the Closing, the Company's outstanding Units shall consist of (i) one hundred (100) Class A Units held by the Investor and (ii) nine hundred (900) Exchangeable Units held by Holdings, and no other Units shall be outstanding.

(g)  No Litigation. There is no pending or, to the knowledge of the Company, threatened action, suit, or proceeding that would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Company or its ability to consummate the transactions contemplated hereby.

Section 5.02 Representations and Warranties of the Investor.

The Investor hereby represents and warrants to the Company and Parent, as of the Closing Date, as follows:

(a)  Organization. The Investor is duly organized and validly existing under the laws of its jurisdiction of formation. The Investor has all requisite power and authority to execute, deliver, and perform its obligations under this Agreement.

(b)  Authorization. The execution, delivery, and performance of this Agreement by the Investor have been duly authorized by all necessary action. This Agreement constitutes the legal, valid, and binding obligation of the Investor, enforceable against it in accordance with its terms.

(c)  Investment Intent. The Investor is acquiring the Purchased Units for its own account, for investment purposes only, and not with a view to, or for offer or sale in connection with, any distribution thereof in violation of applicable securities laws. The Investor is an "accredited investor" as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended.

(d)  Cannabis Regulatory Eligibility. The Investor and each of its principals is eligible to hold an ownership interest in a California cannabis licensee and is not subject to any disqualification under applicable Cannabis Laws. The Investor shall promptly notify the Company if any fact arises that would affect such eligibility. The Investor will not be, as of Closing, an Affected Member.

(e)  No Conflicts. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby do not violate any law, regulation, order, or material contract applicable to the Investor.

(f)  Sufficient Funds. The Investor has, or will have at Closing, sufficient funds to pay the Investment Amount.

ARTICLE VI

COVENANTS

Section 6.01 Regulatory Cooperation.

Each party shall cooperate fully with all applicable Cannabis Regulatory Bodies in connection with any required regulatory review, background investigation, or approval process related to the transactions contemplated by this Agreement. The Investor shall promptly provide all required disclosures, submit to all required background investigations, and take all other actions necessary to obtain and maintain the Regulatory Approvals. Each party shall promptly notify the others of any communication received from any Cannabis Regulatory Body, or any other regulatory body, in connection with the transactions contemplated herein.

Section 6.02 Conduct Prior to Closing.

During the period from the date of this Agreement until the Closing Date, the Company shall (i) conduct its business in the ordinary course consistent with past practice, (ii) use commercially reasonable efforts to maintain its Cannabis Licenses in full force and effect, (iii) promptly notify Parent and the Investor of any material adverse development relating to the Company's business, and (iv) not take any action that would be prohibited under the Protection Agreement following the Closing.

Section 6.03 Public Announcements.

No party shall make any public announcement or disclosure regarding this Agreement or the transactions contemplated herein without the prior written consent of the other parties, except as required by applicable law or stock exchange requirements (including CBOE Canada and applicable Canadian securities laws). In the event disclosure is required by law, the disclosing party shall provide as much advance notice as practicable and shall consult with the other parties regarding the content of such disclosure.

Section 6.04 Further Assurances.

Each party shall execute and deliver such additional documents and instruments, and shall take such further actions, as may be reasonably necessary or appropriate to carry out the purposes and intent of this Agreement and to consummate the Deconsolidation Transaction.

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.01 Conditions to Each Party's Obligations.

The obligations of each party to consummate the Closing are subject to the satisfaction (or waiver in writing by such party) of the following conditions:

(a)  No law, order, injunction, or other legal impediment shall be in effect that prohibits or makes illegal the consummation of the transactions contemplated hereby.

(b)  All required Regulatory Approvals from the DCC and all applicable local licensing authorities shall have been obtained and shall be in full force and effect.

(c)  The lender under the Company's and Parent's senior secured credit facility shall have provided its consent to, or confirmation of non-triggering of, the Change of Control provisions and other applicable covenants in connection with the Deconsolidation Transaction.

Section 7.02 Additional Conditions to Company's and Parent's Obligations.

The obligations of the Company and Parent to consummate the Closing are additionally subject to:

(a)  The representations and warranties of the Investor set forth in Section 5.02 being true and correct in all material respects as of the Closing Date.

(b)  The Investor having performed in all material respects all of its obligations required to be performed under this Agreement on or prior to the Closing Date.

Section 7.03 Additional Conditions to Investor's Obligations.

The obligations of the Investor to consummate the Closing are additionally subject to:

(a)  The representations and warranties of the Company and Parent set forth in Section 5.01 being true and correct in all material respects as of the Closing Date.

(b)  The Company and Parent having performed in all material respects all of their obligations required to be performed under this Agreement on or prior to the Closing Date.

(c)  No Material Adverse Effect having occurred with respect to the Company or its business since the date of this Agreement.

ARTICLE VIII

MISCELLANEOUS

Section 8.01 Governing Law; Dispute Resolution.

This Agreement shall be governed by and construed in accordance with the laws of the State of California, without giving effect to principles of conflicts of law. Any dispute, claim, or controversy arising out of or relating to this Agreement, including the breach, termination, enforcement, interpretation, or validity thereof, shall be resolved by binding arbitration in Los Angeles, California , in accordance with the Commercial Arbitration Rules of the American Arbitration Association, before a single arbitrator with experience in California business law. Judgment upon the award may be entered in any court of competent jurisdiction. Notwithstanding the foregoing, each party shall be entitled to seek injunctive relief or specific performance in any court of competent jurisdiction without waiving the right to arbitrate the underlying dispute, and without the necessity of proving damages or posting any bond.

Section 8.02 Entire Agreement.

This Agreement, together with the LLC Agreement, the Protection Agreement, and the Consulting Services Agreement, constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior negotiations and understandings relating thereto.

Section 8.03 Amendments; Waivers.

This Agreement may be amended only by a written instrument signed by all parties. No waiver shall be effective unless in writing and signed by the waiving party.

Section 8.04 Counterparts; Electronic Signatures.

This Agreement may be executed in counterparts, each of which shall constitute an original. Electronic signatures shall be valid and binding to the same extent as original signatures.

Section 8.05 Notices.

All notices shall be in writing and delivered in accordance with the notice provisions of the LLC Agreement.

Section 8.06 Severability.

If any provision of this Agreement is held invalid or unenforceable, such provision shall be modified to the minimum extent necessary to make it valid and enforceable, and the remaining provisions shall continue in full force and effect.

Section 8.07 No Third-Party Beneficiaries.

Except as expressly provided herein, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Class A Unit Purchase Agreement as of the date first written above.

COMPANY:

GLASS HOUSE RETAIL, LLC,

a California limited liability company

By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Manager

PARENT:

GLASS HOUSE BRANDS INC.,

a British Columbia corporation

By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chief Executive Officer

INVESTOR:

NSJB INVESTMENTS LLC,

a California limited liability company

By:	/s/ Jared Beilke
Name: Jared Beilke
Title: Chief Executive Officer